Exhibit (a)(5)(vi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

SHEET METAL WORKERS PENSION PLAN OF NORTHERN CALIFORNIA, on behalf of itself and all others similarly situated,

Plaintiff,	Civil Action No.

v.

HEARST-ARGYLE TELEVISION, INC., DAVID J.
BARRETT, VICTOR F. GANZI, FRANK A.
BENNACK, JR., JOHN G. CONOMIKES, KEN J.
ELKINS, GEORGE R. HEARST, JR., WILLIAM R.
HEARST, III, BOB MARBUT, GILBERT C. MAURER,
DAVID PULVER, CAROLINE L. WILLIAMS, and THE
HEARST CORPORATION,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Sheet Metal Workers Pension Plan of Northern California, individually and on behalf of all others similarly situated, by its attorneys, alleges the following based upon the investigation of its counsel, except as to allegations specifically pertaining to plaintiff and its counsel, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action commenced on behalf of the public stockholders of Hearst-Argyle Television, Inc. (“Hearst-Argyle Television” or the “Company”) against certain officers/directors of Hearst-Argyle Television seeking equitable relief relating to the buyout of Hearst-Argyle Television’s common stock. According to public reports, Hearst Corporation, which is the majority controlling shareholder of Hearst-Argyle Television, announced that it intends to acquire all of the outstanding shares of Hearst-Argyle Television Series A Common Stock not owned by Hearst Corporation for grossly inadequate consideration (the “Buyout Transaction” or “Tender Offer”). Plaintiff alleges that it and other public shareholders of Hearst-Argyle Television common stock are entitled to enjoin the Buyout Transaction or, alternatively, recover damages in the event the Buyout Transaction is consummated.

THE PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of 9,700 shares of Hearst-Argyle Television common stock.

3. Hearst-Argyle Television, a Delaware corporation with its principal executive office located in New York, New York, owns 26 television stations and manages an additional three television and two radio stations in geographically diverse U.S. markets. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups. Hearst-Argyle Television owns 12 ABC-affiliated stations, manages an additional ABC station owned by Hearst Corporation, and is the largest ABC affiliate group. The Company also owns 10 NBC affiliates, and is the second- largest NBC affiliate owner, and owns two CBS affiliates. Hearst-Argyle Television owns more than 30 websites and multicasts 16 digital weather channels.

4. Defendant Hearst Corporation is a large privately-held American-based media conglomerate based in the Hearst Tower in New York City. Founded by William Randolph Hearst as an owner of newspapers, the company’s holdings include 12 daily and 31 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle, and Albany Times Union; nearly 200 magazines around the world, including Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle Television which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, The History Channel and ESPN; as well as business publishing, including a joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.

5. Hearst-Argyle Television’s common equity is comprised of Series A and Series B Common Stock. Holders of the Series A Common Stock and the Series B Common Stock have identical voting rights, except that holders of the Series B Common Stock have the right as a class to elect a majority of the Company’s Board of Directors and the holders of the Series A Common Stock have the right as a class to elect a minority of the Company’s Board of Directors. Hearst Corporation currently owns approximately 52% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of Hearst-Argyle Television. As a result of its voting power, Hearst Corporation is the controlling shareholder of Hearst-Argyle Television.

6. Defendant David J. Barrett (“Barrett”) is Hearst-Argyle Television’s Chief Executive Officer (since January 2001), President (since June 1999), and a member of the Company’s Board of Directors (the “Board”) (since August 1997). Barrett served as Co-Chief Executive Officer of the Company from June 1999 to December 31, 2000. Prior to his appointment as President and Co-Chief Executive Officer, he served as the Companys’ Executive Vice President and Chief Operating Officer since August 29, 1997. Prior to this time, he served as a Vice President of Hearst Corporation and Deputy General Manager of Hearst Corporations’ broadcast group since January 1991. Barrett served as General Manager of the WBAL Division of Hearst Corporation in Baltimore, Maryland from November 1989 to January 1991. He joined Hearst Corporation in 1984 as General Manager of Hearst Corporation’s radio properties and continued in that position until 1989. Barrett is also a member of Hearst Corporation’s Board of Directors.

7. Defendant Victor F. Ganzi (“Ganzi”) is, and has served as, the Chairman of the Board since January 1, 2003 and has served as a Director since August 29, 1997. Ganzi is President and Chief Executive Officer of Hearst Corporation. Ganzi served as Executive Vice President of Hearst Corporation from March 1997 through May 2002 and as Chief Operating Officer of Hearst Corporation from March 1998 through May 2002. He is also a member of Hearst’s Corporations Board of Directors, a Trustee of the Trust established under the will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

8. Defendant Frank A. Bennack, Jr. (“Bennack”) is, and has served as, a director of the Board since August 29, 1997. Bennack served as President and Chief Executive Officer of Hearst Corporation from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst Corporation’s Board of Directors and Chairman of Hearst Corporation’s Executive Committee. He is also a Trustee of the Trust established under the will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

9. John G. Conomikes (“Conomikes”) is, and has served as, a director of the Board since August 29, 1997. From June 1999 to November 2002 Conomikes served as Senior Vice President of Hearst Corporation. Conomikes also served as the Company’s President and Co-Chief Executive Officer from August 1997 to June 1999. Prior to this time, he served as a Vice President of Hearst Corporation and the General Manager of Hearst Corporation’s broadcast group since March 1983. From January 1981 to March 1983, Conomikes served as Hearst Corporation’s General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Conomikes joined Hearst Corporation in 1959 at WTAE where he served in various positions before assuming the Vice President and General Manager positions at the station. Conomikes is also a member of Hearst Corporation’s Board of Directors, a Trustee of the Trust established under the will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

10. Defendant Ken J. Elkins (“Elkins”) is, and has served as, a member of the Board since the consummation of the merger of Pulitzer Publishing Company (“Pulitzer”) with and into the Company (the “Pulitzer Merger”) on March 18, 1999. From March 1999 to June 2005, Elkins served as a Director of Pulitzer Inc., the successor company to Pulitzer’s newspaper operations. Prior to the Pulitzer Merger, Elkins served as Senior Vice President — Broadcasting Operations and Director of Pulitzer and President and Chief Executive Officer of Pulitzer Broadcasting Company. In addition, he served as Vice President — Broadcast Operations from April 1984 through March 1986 and prior to that time served as a general manager of certain of Pulitzer’s television stations. 11. Defendant George R. Hearst, Jr. (“George Hearst”) is, and has served as, a member of the Board since August 29, 1997. From April 1977 to March 1996, George Hearst served as a Vice President of Hearst Corporation and headed its real estate activities. He is also a Trustee of the Trust established under the will of William Randolph Hearst, a Director of the William Randolph Hearst Foundation and the President and a Director of The Hearst Foundation. George Hearst is a cousin of William R. Hearst, III.

12. Defendant William R. Hearst, III (“William Hearst”) is, and has served as, a member of the Board since August 29, 1997. William Hearst is a partner in the Menlo Park, California venture capital firm of Kleiner, Perkins, Caufield and Byers, which he joined in January 1996. From October 1984 to December 1995, William Hearst served as Publisher of the San Francisco Examiner newspaper, then owned by Hearst Corporation. William Hearst is a member of Hearst Corporation’s Board of Directors, a Trustee of the Trust established under the will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation.

13. Defendant Bob Marbut (“Marbut”) is, and has served as, a director of the Board since August 29, 2007. He previously served as Co-Chief Executive Officer and Chairman of the Board from August 29, 1997 through December 31, 2002. Previously, Marbut served as the Co-Founder, Chairman and Chief Executive Officer of Argyle Television, Inc. (the predecessor Company to Hearst-Argyle Television) from August 1994 until August 29, 1997.

14. Defendant Gilbert C. Maurer (“Maurer”) is, and has served as, a member of the Board since August 29, 1997. Maurer served as Chief Operating Officer of Hearst Corporation from March 1990 until March 1998 and as Executive Vice President of Hearst Corporation from June 1985 until September 1998. Maurer currently is serving as a consultant to Hearst Corporation. Maurer is a member of Hearst Corporation’s Board of Directors, a Trustee of the Trust established under the will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.

15. Defendant David Pulver (“Pulver”) is, and has served as, a member of the Board since December 1994.

16. Defendant Caroline L. Williams (“Williams”) is, and has served as, a member of the Board since December 1994.

17. The Defendants described in paragraphs 6-16 are collectively referred to herein as the “Individual Defendants.”

DUTIES OF THE INDIVIDUAL DEFENDANTS
AND CONTROLLING SHAREHOLDER

18. By reason of their positions as directors and/or controlling shareholders of Hearst-Argyle Television, and because of their ability to control the business and corporate affairs of Hearst-Argyle Television, the Individual Defendants and Hearst Corporation owed Hearst-Argyle Television and its shareholders fiduciary obligations of good faith, loyalty, and candor, and were required to use their utmost ability to control and manage Hearst-Argyle Television in a fair, just, honest, and equitable manner. The Individual Defendants and Hearst Corporation were required to act in furtherance of the best interests of Hearst-Argyle Television and its shareholders so as to benefit all Hearst-Argyle Television shareholders equally and not in furtherance of their personal interest or benefit or the interests or benefits of others. Each of the Individual Defendants and Hearst Corporation owed to Hearst-Argyle Television and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligation of fair dealing.

19. In addition, Hearst Corporation, as a controlling shareholder of the Company, owes a fiduciary duty to the Company’s shareholders to not use its controlling position to wrongfully benefit itself at the public shareholders’ expense.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of July 23, 2007, there were approximately 24 million shares of the Company’s common stock outstanding owned by hundreds, if not thousands, of holders other than defendants. The Company’s common stock is listed and actively traded on the New York Stock Exchange.

23. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Individual Defendants and Hearst Corporation have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public stockholders of the Company in violation of their fiduciary duties in order to enrich themselves at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) whether the Buyout Transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; (d) whether the Tender Offer is coercive; and (e) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

25. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

26. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

27. On August 24, 2007, Hearst Corporation announced that it intends to make a tender offer for all of the outstanding shares of Hearst-Argyle Television’s Series A Common Stock not owned by Hearst Corporation, in a transaction valued at approximately $600 million (the Buyout Transaction).

28. The press release issued in connection with the Buyout Transaction stated that, under the terms of the Tender Offer, Hearst-Argyle Television shareholders will receive $23.50 in cash in exchange for each share of Hearst-Argyle Television Series A Common Stock owned by them.

29. The press release also stated that the transaction will be implemented through a cash tender offer made for the publicly held Hearst-Argyle Television shares, followed by a cash merger at the same per share price paid in the tender offer.

30. The press release states in relevant part:

Hearst Corporation currently owns approximately 52% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 73% of both the outstanding equity and general voting power of Hearst-Argyle Television. The aggregate consideration payable under the proposal for the public stake is approximately $600 million. Following the transaction, Hearst-Argyle Television would become a wholly owned subsidiary of Hearst Corporation.

ABOUT THE TENDER OFFER

The offer will be irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A Common Stock not held by Hearst Corporation and certain related persons. Unless waived, the offer will also be conditioned upon, among other things, Hearst Corporation owning at least 90% of the outstanding Hearst-Argyle Television shares as a result of the offer or otherwise. In addition, assuming the offer is completed and Hearst Corporation owns at least 90% of the outstanding shares, it will promptly complete a “short-form” merger to acquire the remaining shares at the same price paid in the offer. The offer will not be conditioned on Hearst Corporation obtaining any financing.

Hearst Corporation expects to commence the tender offer in early September 2007.

31. Immediately after the announcement of the proposed Buyout Transaction, shareholders of Hearst-Argyle Television began complaining on internet finance message boards that Hearst Corporation was trying to steal the Company. On August 28, 2007, a significant Hearst-Argyle Television shareholder went so far as to issue a press release attaching a letter it sent to the Board, stating in part “It is absolutely clear that the current offer does not fairly compensate the shareholders of HTV for the unique and valuable assets the Company controls. I strongly urge you to reject the $23.50 offer outright. From my viewpoint, this is a highly opportunistic move by Hearst Corporation that offers no compelling call to action for HTV [Hearst-Argyle Television] owners. It is obvious to me that any true fiduciary would find Hearst Corporation’s offer unacceptably low.”

32. In a research report, JP Morgan television analyst John Blackledge also criticized the deal because the offer from Hearst Corporation values Hearst-Argyle Television at only about 10.7 times estimated 2007 and 2008 average cash flow. He noted that recent deals in the broadcast sector sported cash-flow multiples of 12 times to 13 times. Blackledge stated that “We believe that the tender offer may be too low for shareholders based on recent broadcasting M&A deals.” He added that the offer from Hearst Corporation would need to be raised 15% to 20% (to between $27 and $28.20 per share) “just to reach parity with recent and historic M&A multiples.”

33. On August 27, 2007, Hearst-Argyle Television announced that it formed a two member special committee of allegedly independent directors (the “Special Committee”) to review the buyout offer from Hearst Corporation. The members of the Special Committee are defendants Pulver and Williams.

34. On August 30, 2007, Hearst-Argyle Television announced that the Special Committee retained Morgan Stanley and Simpson Thacher & Bartlett LLP to assist them in their review of the proposed tender offer from Hearst Corporation.

35. Defendants Hearst Corporation and the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Hearst-Argyle Television’s public shareholders. Among other things, the Individual Defendants have longstanding relationships with Hearst Corporation, and will likely continue and benefit from these relationships after the Buyout Transaction is consummated. Moreover, many of the Individual Defendants likely hold an ownership interest in Hearst Corporation, and will benefit from its acquisition of Hearst-Argyle Television below market value. Further, nearly all of the Individual Defendants are employees of Hearst Corporation or serve on its board of directors and will benefit from a continuing interest in Hearst Corporation through increased salaries and stock options in the surviving company.

36. Hearst-Argyle Television’s financial prospects are expected to flourish over the next few years. Hearst-Argyle Television has just started to meaningfully monetize its television content through re-transmission consent negotiations with program distributors. Re-transmission consent revenue totaled $6.8 million in 2005, $18 million in 2006, and is projected to be $18-$20 million in 2007. In 2008, 2009, and 2010, Hearst-Argyle Television has indicated it will enter the “next round” of re-transmission negotiations with its “most significant distributors.”

37. By the end of 2007, Hearst-Argyle Television will have spent approximately $90 million related to digital conversion of its television stations. While all shareholders bore the expense of these capital expenditures over the past several years, Hearst Corporation will be the primary beneficiary of the return generated by these investments if the Buyout Transaction is allowed to proceed as stated.

38. In addition, Hearst-Argyle Television has made multiple strategic investments in the digital media space, including a nearly 40% ownership stake in Internet Broadcasting, which is expected to be the growth driver of the Company in the future.

39. It is also expected that Hearst-Argyle Television will soon benefit from the upcoming political advertising surge as a result of the 2008 presidential election. A recent Reuters article stated that analysts predict television stations could see $2 billion to $3 billion in political advertising revenue in 2008, up from $1.6 billion in 2006 and $900 million in 2004.

40. Hearst Corporation’s Buyout Transaction comes at a time when the Company’s stock fell as a result of the recent dip in the market. Prior to Hearst Corporation’s proposal, Hearst-Argyle Television’s shares closed at or above $23.50 on 134 out of 162 trading days during 2007, or 83% of the time. Additionally, Hearst Corporation has waited to make its offer until one of the slowest weeks of the year for Wall Street so that its offer price can be perceived as fair.

41. The Company’s Chief Executive Officer recently admitted that the Company’s stock price was trading well below its true value. On July 26, 2007, in response to a question during the Company’s second quarter 2007 earnings conference call regarding Hearst-Argyle Television’s year-to-date stock performance, Barrett stated:

“We’re talking about a moment in time here, and I don’t think that the market is appreciating the value of the assets we have, the strong brand performance of these stations, and the digital initiatives. I think we are way ahead of the pack in terms of many of the things that we’re doing, and the quality of our earnings is better than most of the people that we compete with, and the market isn’t focused on that right now. It’s very short-term focused. We’re not appealing to the momentum guys for the moment, and I wish we were. I think our stock is greatly undervalued.”

42. Indeed, immediately after the market learned of Hearst Corporation’s timed offer, Hearst-Argyle Television’s stock traded as high as $25.64 and closed at $25.22 on August 24, 2007. The Company’s stock continues to trade on average over $25.50 per share — 8.5% greater than the buyout price.

43. Essentially, Hearst Corporation and the Individual Defendants have engineered and timed the Buyout Transaction to freeze out Hearst-Argyle Television’s public shareholders and to allow Hearst Corporation to capture the benefits of Hearst-Argyle Television’s promising future potential without paying adequate or fair consideration to the Company’s public shareholders.

44. The Buyout Transaction is the product of unfair dealing, and the price of $23.50 per share to be paid to Class members is unfair and so grossly inadequate as to constitute a gross breach of trust committed by defendants against the public stockholders because, among other things:

(a) the intrinsic value of the stock of the Company is materially in excess of $23.50 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future;

(b) the $23.50 per share price offers an inadequate premium to the public stockholders of the Company;

(c) the $23.50 in cash that Hearst-Argyle Television shareholders would receive for each of their shares of Hearst-Argyle Television stock under the Buyout Transaction represents a significant discount to its current average trading price of $25.50;

(d) the buyout price of $23.50 per share in cash being offered to investors represents a below average premium of approximately 15% over the closing price of Hearst-Argyle Television’s Series A Common Stock on August 23, 2007, the date prior to the announcement of the Buyout Transaction, only an 8.2% premium to its 50-day average trading price prior to August 23, 2007, a discount to its 200-day average trading price prior to August 23, 2007, and a significant discount to its high trading price of $28.16 reached on April 17, 2007;

(e) the buyout price is significantly below the premium paid in acquisitions of comparable businesses;

(f) the so-called Special Committee formed to evaluate the Buyout Transaction is nothing more than mere window dressing to create the perception that an adequate and fair sales process is being conducted; and

(g) because Hearst Corporation dominates the voting power of Hearst-Argyle Television’s outstanding equity securities, it is unlikely that any party will make a competing bid to acquire the Company.

45. Furthermore, the Company’s Board lacks independence. The Board is beholden to Hearst Corporation because of its control over Hearst-Argyle Television. Hearst Corporation holds or controls approximately 74.5% of the total voting power of Hearst-Argyle Television’s outstanding equity securities, and its controlling interest has allowed it to hand-pick the directors and officers of the Company, including the members of the so-called Special Committee formed to evaluate the Buyout Transaction.

46. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit Hearst Corporation at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.

47. In addition, by reason of their positions with the Company, the Individual Defendants are in possession of material non-public information concerning the financial condition and prospects of the Company, especially the true value and expected increased future value of the Company and its assets, which they have not adequately disclosed to the Company’s public stockholders.

48. Hearst Corporation dominates and controls the financial, business and corporate affairs of Hearst-Argyle Television, and because the Individual Defendants hold executive and director positions within Hearst-Argyle Television, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Hearst-Argyle Television which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value.

49. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

50. As a result of defendants’ breaches of their fiduciary duties, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

51. Unless the proposed Buyout Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arm’s-length negotiations, and will consummate and close the Buyout Transaction complained of and succeed in their plan described above, all to the irreparable harm of plaintiff and the members of the Class.

52. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiffs counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the Buyout Transaction complained of herein;

(3) to the extent, if any, that the Buyout Transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

(4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810)
919 N. Market Street, Suite 1401
Citizens Bank Center
P.O. Box 1070
Wilmington, Delaware 19899-1070
(302) 656-4433

Dated: September 6, 2007

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600